



GRASIM
ADITYA BIRLA GROUP

September 4, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Re: Joint Venture in China for VSF Manufacturing Unit

Grasim Industries Limited along with two other Aditya Birla Group Companies, viz. Thai Rayon Public Company Limited, Thailand (Thai Rayon) and P.T. Indo Bharat Rayon, Indonesia (Indo Bharat), have decided to form a Joint Venture Company with M/s. Hubei Jing Wei Chemical Fibre Co. Ltd., China, for acquisition of a VSF Manufacturing Plant in China.

Grasim, together with Thai Rayon and Indo Bharat will have the majority ownership and management control of the Joint Venture Company. Grasim will have a stake of little over 30%.

We are also sending herewith a copy of the press release issued on the above subject.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


ADITYA BIRLA GROUP

PRESS RELEASE

September 4, 2006
Mumbai

Aditya Birla Group teams up with Hubei Jing Wei Chemical Fibre Co. Ltd.
Takes a 70 % stake in the Viscose Fibre plant in China.
Grasim's Stake to be a little over 30%
Capacity - 30,000 TPA, to ramp up to 60,000 TPA by December 2007

The Aditya Birla Group, a premium global conglomerate and a worldwide leading manufacturer of Viscose Staple Fibre (VSF), today announced that it has reached an agreement with Hubei Jing Wei Chemical Fibre Company in China - a 30,000 TPA VSF manufacturer quartered in the Hubei Province of China.

Under the agreement, the Aditya Birla Group, through its Cellulosic Fibre Companies, viz., Grasim Industries Limited, India, Thai Rayon Public Company Limited, and P.T. Indo Bharat Rayon, Indonesia, along with Hubei Jing Wei, will form a Joint Venture Company (JV). The new JV to be named " Birla Jingwei Fibres Company Limited", will acquire the existing assets of Jing Wei. Whilst the Aditya Birla Group will have a majority stake in the new JV, Grasim Industries Limited will have a stake of a little over 30 percent.

Says Mr. Kumar Mangalam Birla, Chairman, the Aditya Birla Group, "in Viscose Staple Fibre, we are in a leadership position. Our intent is to grow even further globally in this sector. Our new JV, in which we have made a strategic investment, marks a major milestone in China. Furthermore, the Asian and Chinese markets offer enormous potential for commodity and speciality fibres, in both of which our Group has a strong foundation. We are expanding in both these segments".

Avers Mr. Shailendra K. Jain, Director, Aditya Birla Management Corporation, responsible for the Pulp, Fibre and Spinning business globally, "this is a win-win situation for both Hubei Jing Wei, its stakeholders and our Group. We will bring in the the world class manufacturing practices and global marketing experience to

ensure high product quality and market penetration. We intend to ramp up the current capacity of 30,000 TPA to 60,000 TPA in the next one year. The JV will leverage upon the Aditya Birla Group's dominance in dissolving grade pulp production and Jing Wei Group's substantial presence in yarn spinning. Additionally, Hubei Jing Wei as a partner provides robust credentials to forge ahead with customers and will facilitate the smooth functioning of the new enterprise".

States Mr. Lin Meizhuo, Chairman of the Fujian Jing Wei Group, "We are delighted to have the joint venture cooperation with Aditya Birla Group which will lead to substantial business growth for both the Groups in China. The synergy between our strong presence in the textile spinning sector and Birla Group's leadership position in the VSF Industry will ensure achievement of benchmark levels of operational efficiency and product quality for Birla Jing Wei Fibre Company Limited. We are confident that it will soon become the leading VSF manufacturing operation in China".

The JV agreement signed on 3rd September is subject to the requisite statutory approvals and the consequent transfer of various rights in favour of the JV Company.

This JV will be the second JV of the Aditya Birla Group in China. Earlier in 2003, the Group established Liaoning Birla Carbon Limited spawned through its Thai Carbon Black Company Limited and China's Dashiqiao Ronghua Chemical Limited. Liaoning Birla Carbon Limited, a 50,000 TPA Carbon Black Company, manufactures and markets furnace grade carbon black. The Group is also exploring business opportunities in sectors of Phosphoric Acid, Acrylic Fibre and some other products as well.

A US$ 8.3 billion conglomerate, with a market capitalization in excess of US$ 12.5 billion, the Aditya Birla Group is anchored by an extraordinary force of 82,000 employees belonging to over 20 different nationalities. Over 30 per cent of its revenues flow from its operations across the world. The Group's products and service offer distinctive customer solutions. Its 72 state-of-the-art manufacturing units and sectoral services span India, Thailand, Indonesia, Malaysia, Philippines, Egypt, Canada, Australia, Belgium and China.

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